June 23, 2006



via U.S. Mail
Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

Re:	Ensource Energy Income Fund LP
      Post Effective Amendment No. 1 to Registration Statement
      On Form S-4
      File No. 333-126068
      Filed May 23, 2006

Dear Mr. Smith:


      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated disclosure in each amendment. For example, provide updated information regarding the premium, if any, to be paid to unitholders in the cash tender offer for their units as of the most recent practicable date. In this regard, we note your indication in the press release you issued on May 15, 2006 that the "revised offer will allow current NGT unitholders the opportunity to sell their units at a 14.3% premium to the average closing price for the past 30 trading days..." In making such statements, please clarify whether you are specifically referring to the cash tender offer.

2. There are significant and material changes to the terms and consequences of the offer to investors included in your amended registration statement. For example, we note that in addition to the added cash tender offer component of the offer, there is an
increase
in the minimum contribution condition of the general partner, new investors in the general partner which have rights to appoint directors to the board of the general partner, and the addition of a significant shareholder, Third Point Partners, LLC who has agreed to
contribute in exchange for security ownership in the company,
$71.5
million to the company. Although such disclosure is included in various sections of the prospectus, the information should be clearly and concisely presented in the forefront of the prospectus. Revise your disclosure to include a recent developments section that delineates in a concise format, the material changes to the offer that are reflected in the post-effective amendment.

3. In an appropriate place in your prospectus, please remind unitholders who have already tendered of their ability to withdraw and of their obligation to re-tender if they wish to take advantage of the cash offer. In doing so, please tell them of the consequences of taking no action.

Cover Page

4. Consistent with the requirements of Item 501 of Regulation S-K, please revise your cover page so that it constitutes only one page.
Further, revise to provide clear and concise disclosure on the cover page that discloses by way of an example, the consideration a hypothetical unitholder would receive on a per unit basis assuming the minimum tender offer condition was met and (1) assuming unitholders tendered solely in the cash offer and none tendered units with respect to the exchange offer and (2) assuming unitholders tendered solely in the exchange offer and none tendered with respect to the cash offer.

Questions and Answers, page 1

 "Who is Ensource Energy LLC...," page 6

5. We note disclosure on page 6 that indicates the former General
Partner was dissolved on May 11, 2006 following the acquisition by your current General Partner, Ensource Energy LLC. Please advise us of the reasons for the change in ownership structure and dissolution.
We may have further comment.

"What Will I Receive...," page 11

6. Revise the hypothetical provided to disclose the amounts receivable by a unitholder who chooses solely to participate in the exchange offer and tenders none of its units in the cash offer, as your example currently refers to a unitholder who tenders into the cash offer.

Summary, page 32

7. Clarify and simplify the diagram provided. Specify the percentage of ownership interests held by each of the parties referenced in the diagram. For example, information regarding the General Partner`s interest relative to the interests held by the Ospraie and Lehman parties remains unclear insofar as it is not clearly connected to the partnership. Also, rather than noting that Third Point will own 2,304,839 limited partner units, specify the percentage of units this would represent. Disclose in footnotes any assumptions made.

The Offer, page 93

	Conditions of the Offer, page 101

8. We note that you have removed the escrow account for the General
Partner`s contributions and that the Offer appears to be subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed, i.e. the financing condition is satisfied, and that, accordingly, five business days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise of your intent in this regard. We may have further comment.

Schedule TO

9. Supplementally advise us why you did not include Third Point Parties, Lehman and the Ospraie Parties as bidders in connection with the exchange offer, considering they are providing financing for the
Offer and, at least with respect to Lehman and the Ospraie Parties, appear to have significant control over the General Partner. Please refer to Section II.D.2 of the Current Issues and Rulemaking Projects
Outline (Nov. 14, 2000).



Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at (202) 551-3745 with any other questions.





Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)



Mr. Smith
Ensource Energy Income Fund LP
June 23, 2006
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010